Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(a joint stock limited company incorporated in the People’s Republic of China)

(Stock Code: 00525)

ANNOUNCEMENT OF POLL RESULTS OF

THE 2014 EXTRAORDINARY GENERAL MEETING

HELD ON 16 DECEMBER 2014

AND

CHANGES IN DIRECTOR

 The Board is pleased to announce that the Ordinary Resolutions were duly passed by way of poll at the EGM.

Reference is made to the notice of the extraordinary general meeting (the “EGM”) of Guangshen Railway Company Limited (the “Company”) dated 29 October 2014 (the “EGM Notice”). Unless otherwise defined, terms used herein shall have the same meaning as defined in the EGM Notice.

POLL RESULTS OF THE EGM

The board of directors of the Company (the “Board”) is pleased to announce that all the resolutions set out in the EGM Notice (the “Ordinary Resolutions”) were approved by the shareholders of the Company (the “Shareholders”) by way of poll at the EGM. The poll results in respect of the Ordinary Resolutions are as follows:

ORDINARY RESOLUTIONS		Number of votes and percentage
		FOR	AGAINST	ABSTAIN FROM VOTING
1.	To review and approve the resolution in relation to termination of engagement of Mr. Li Wenxin as an executive director of the board of directors of the Company	3,364,085,057 99.9854%	416,300 0.0124%	74,900 0.0022%
2.	To review and approve the resolution in relation to election of Mr. Wu Yong as an executive director of the board of directors of the Company	3,016,729,696 89.6586%	347,890,011 10.3395%	65,400 0.0019%

Hong Kong Registrars Limited, the Company’s branch share registrar in Hong Kong, was appointed as the scrutineer for the vote-taking at the EGM.

As at the date of the EGM, the Company has 7,083,537,000 shares in issue (the “Shares”). The total number of Shares entitling the holders to attend and vote for or against or abstain from voting on the Ordinary Resolutions at the EGM was 7,083,537,000 Shares and there were no Shares in respect of which their holders were entitled to attend and vote only against the Ordinary Resolutions at the EGM. No Shareholders were required to abstain from voting on any Ordinary Resolutions at the EGM.

CHANGES IN DIRECTOR

Following the conclusion of the EGM, Mr. Li Wenxin ceased to be an executive director of the Company.

Mr. Li Wenxin has no disagreement in all aspects with the Board given that he ceased to be a director of the Company due to changes in position and there are no matters that need to be brought to the attention of the Shareholders in relation to termination of his appointment as an executive director. The Board would like to thank Mr. Li Wenxin for his valuable contribution to the Company during his term of service.

Mr. Wu Yong was appointed as an executive director for the remaining term of the seventh session of the Board with effect from 16 December 2014. Please refer to the EGM Notice for the biographical details of Mr. Wu Yong.

By Order of the Board
Guangshen Railway Company Limited
Guo Xiangdong
Company Secretary

Shenzhen, the PRC

16 December 2014

As at the date of this announcement, the Board consists of:

Executive Directors

Wu Yong

Shen Yi

Luo Qing

Non-executive Directors

Sun Jing

Yu Zhiming

Huang Xin

Independent Non-executive Directors

Chen Song

Jia Jianmin

Wang Yunting

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